June 8, 2007

VIA EDGAR AND OVERNIGHT COURIER

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Rock City Energy Corp. (formerly Vallenar Holdings, Inc.)
Registration Statement on Form SB-2
Filed December 13, 2006
File No. 333-139312

Dear Ms. Parker:

This letter is in response to your letter dated January 10, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by Rock City Energy Corp. (formerly Vallenar Holdings, Inc.). We are also filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) with this letter.

General.

1. We note your disclosure on page 8 that you have used a price of $0.189 per share to calculate the registration fee. Please revise the cover page and other appropriate places in the prospectus to indicate a specific offering price. For example, revise the registration fee table and disclose the determination of the offering price as required by Item 505 of Regulation S-B.

We have revised the disclosure as you requested. Please see the prospectus cover page and page 8.

2. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

We have attempted to change all the disclosure affected by your comments.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 8, 2007

3. Please update your disclosure with each amendment to the most recent practicable date. For instance, please disclose any updates regarding the merger between Brek and Gasco Energy, such as when it is expected to be consummated. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

In response to this comment, we have updated our discussion relating to the merger of Brek into Gasco Energy. Please see page 1 of the prospectus. We have also provided an updated consent from our independent accountant.

4. Include updated financial statements as required by Regulation S-B Item 310(g) in your amended filing.

In response to this comment, we have updated the financial statements as you requested.

Prospectus Summary, page 2.

5. Eliminate the suggestion that the summary “may not contain” all important information. The summary should summarize all material disclosure found in the document.

We have revised the disclosure as you requested. Please see page 1 of the prospectus.

6. Please expand your disclosure to more clearly describe your stage of operations and the status of each aspect of your business.

We have revised the disclosure as you requested. Please see the sections titled “Management’s Discussion and Analysis or Plan of Operation” and “Business”.

7. We note here and throughout your document, you refer to yourself as a “development stage company” which has a special meaning in the extractive industries. Please revise your description throughout your document to indicate you are an “exploration stage company” in order to comply with the requirements of SFAS 7.

We have revised the disclosure as you requested. Please see pages 1, and 2 and our disclosure in the sections titled “Management’s Discussion and Analysis or Plan of Operation” and “Business”.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 8, 2007

Risk Factors, page 3.

8. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating “Vallenar Energy Corp. our operating subsidiary, has no recent operating history as an independent company” and “If the spin-off is determined to be a taxable transaction, the common stock you receive could be subject to tax” does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

We have revised the disclosure as you requested. Please see the changes to the section of the prospectus titled “Risk Factors”.

9. Rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

We have revised the disclosure as you requested. Please see the changes to the section of the prospectus titled “Risk Factors”.

10. Eliminate language that tends to mitigate the risk you discuss, such as clauses that include “while,” “although,” or “however.” Examples include statements such as “Brek has attempted to structure the spin-off in a manner designed to assure that the transaction is tax-free to Brek’s U.S. shareholders, however, if the spin-off failed to meet all of the requirements that must be satisfied in order to be accorded tax-free treatment under the Internal Revenue Code, then the spin-off could be taxable as a dividend by Brek to its shareholders.” And “Although we believe that the spin-off does not constitute a fraudulent conveyance or fraudulent transfer, a court may not agree.” Instead, focus on the underlying risk, such as the harm that could result from the spin-off being a taxable transaction and/or constituting a fraudulent conveyance or fraudulent transfer. If appropriate, this information may appear later in your prospectus.

In response to this comment, we have revised the disclosure as you requested. Please see the changes to the section of the prospectus titled “Risk Factors”.

11. We note your auditor’s opinion expressing substantial doubt about your ability to continue as a going concern. Advise us of your consideration of including a risk factor to address the harm that may result from not being able to continue as a going concern. We may have further comment.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 8, 2007

We have included a risk factor relating our ability to continue as a going concern. Please see page 3.

Vallenar Energy Corp. our operating subsidiary, has no recent operating history . . . ., page 3

12. Disclose the length of time you estimate to be able to continue operations with the cash you currently have. If this length of time is less than 12 months, please disclose the amount of money you will need to raise in order to remain operational for the next 12 months. Please include the same discussion in Management’s Discussion and Analysis of Financial Condition.

On March 7, 2007, Brek Energy Corp. purchased 4,000,000 shares of the Company’s common stock in exchange for a cash payment of $600,000. We have revised the risk factor and Management’s Discussion and Analysis of Financial Condition to include this information. Please see pages 4 and 10.

We will be subject to the penny stock rules . . . ., page 4

13. Please revise this subheading to more accurately reflect the risks associated with being a penny-stock issuer. For example, consider revising the heading to indicate that trading of your stock may be limited or more difficult to effectuate because you a “penny-stock” issuer.

We have revised the disclosure relating to our status as a penny-stock issuer. Please see page 5.

Management’s Discussion and Analysis . . . ., page 10

Liquidity and Capital Resources, page 11

14. Please describe any known trends or uncertainties that you have had or reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity.

In response to this comment, we have revised our disclosure to include information relating to trends or uncertainties. Please see pages 10 and 11.

15. Please expand your discussion of liquidity to identify the expected costs to implement your plan of operation. We note your related disclosure on page 12.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 8, 2007

In response to this comment, we have revised our disclosure in the overview to include information relating to trends or uncertainties. Please see pages 11 and 12.

16. We note your disclosure on page 12 that you need to raise about $165,000 to cover estimated annual operating costs. We also note your statement that you “believe that [you] can raise enough money to satisfy these cash requirements.” Please provide a basis for this belief. For example, we note your statement on page 15 that you have no commitments for financing.

In response to this comment, we have revised our disclosure as you requested. Please see page 12.

Certain Relationships and Related Transactions, page 22

17. You disclose in Note 6 to the financial statements that you have a note receivable from Brek. Please provide the disclosure required by Item 404 with respect to this note.

We have revised the disclosure as you requested. Please see page 24.

18. Please disclose how the terms of each transaction were determined and whether any of the transactions was on terms at least as favorable to you as could have been obtained from unaffiliated third parties.

We have revised the disclosure as you requested. Please see page 23.

Consolidated Balance Sheet, page F-2

19. Revise your balance sheet caption to refer to your oil and gas properties as unproved. Refer to paragraph 4-10(c)(7)(ii) of Regulation S-X.

We have revised the balance sheet caption as you requested. Please see page F-2.

Notes to Consolidated Financial Statements

Note 1 - Organization and Basis of Presentation, page F-6

20. We note that you received a controlling interest in Vallenar Energy Corp., formed on January 27, 1999, from a related party in your initial capitalization. It appears Vallenar Energy Corp. is the predecessor organization, as defined in Regulation C, paragraph 405. Financial statements of the predecessor entity are required for all periods prior to its acquisition to provide two full years of income statements, changes in stockholders’ equity and cash flows. The interim period of the predecessor prior to its acquisition on August 24, 2006, should also be provided. Include these financial statements in your amended filing, or tell us why you do not believe predecessor financial statements are required.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 8, 2007

We have included the financial statements of Vallenar Energy Corp, as you requested.

Note 3 - Acquisition, page F-12

21. You disclose that the acquisition of Vallenar Energy Corp. from Brek Energy Corporation was accounted for as a purchase. We also note the description of acquisition on page 11. The transfer of Vallenar Energy Corp appears to be a transfer between entities under common control as defined in SFAS 141, paragraph D11. The assets and liabilities transferred between entities under common control should be accounted for at their historical cost. Revise your financial statements, related footnote disclosures and other disclosures in your filing accordingly. Refer to SFAS 141, paragraphs D11 and D12.

We have revised this disclosure as you requested. Please see page F-12.

Signatures

22. Please provide the signature of the company’s controller or principal accounting officer.

In response to this comment, we have noted that Mr. Richard Jeffs is the principal accounting officer.

In making this response to your comments, we acknowledge that:

(1) we are responsible for the adequacy and accuracy of the disclosure in our filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 8, 2007

(3) we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours, Vallenar Holdings, Inc. By: /s/ Richard Jeffs RICHARD JEFFS, President

cc: Gary Newberry, April Sifford and Jason Wynn (w/encl.)